Exhibit 99.37

NEWS RELEASE October 07, 2019 #2019-13

Permitting Process for Midas Gold’s Stibnite Gold Project Continues to Advance

Record of Decision for Proposed Stibnite Gold Project Still Expected in Late Q4 2020

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX) (“Midas Gold” or the “Company”) reported today that permitting for the Stibnite Gold Project (“Project”) continues to move forward on the schedule announced on April 2, 2019, without any additional delays. Midas Gold Idaho, a subsidiary of Midas Gold, has been working closely with federal and state regulators to ensure that the permitting remains on track with the agreed schedule. This is the second quarter in a row that the United States Forest Service (“USFS”) has held to issuing a Draft Environmental Impact Statement (“EIS”) for public comment in late Q4 2019. This schedule also forecasts issuing a Final EIS and Draft Record of Decision (“ROD”) in Q3 2020 and the Final ROD for the Project in late Q4 2020. The USFS, in cooperation with the six other federal, state and local agencies responsible for the permitting schedule, provided the updated timeline as part of its quarterly update on the Project, which is located in Valley County, 44 miles northeast of Cascade and 14 miles from Yellow Pine, Idaho.

“We are pleased that the USFS continues to meet the permitting schedule published in April 2019 and that, in a few months’ time, the public will be able comment on our proposed project,” said Laurel Sayer President & CEO of Midas Gold Idaho. “After years of thorough analysis and review, we are getting closer to fully realizing the benefits of the Stibnite Gold Project. Through redevelopment of a brownfields site, this Project is designed to restore fish habitat, reconnect salmon to their native spawning grounds and address numerous legacy impacts from historical mining activities in order to improve water quality. If permitted, we will bring hundreds of well-paying jobs to rural Idaho and invest hundreds of millions of dollars in the state while bringing environmental restoration to a long-abandoned mine site. We want to see all of this happen and we will continue to work closely with regulators to meet the project timeline.”

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Stibnite Gold Project under the National Environmental Policy Act (“NEPA”). The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remains key to the timeliness and completeness of the process.

Permitting Schedule

The PRO was accepted as complete by the USFS in December 2016, and the USFS submitted a Notice of Intent to initiate review of the Project and then conducted Public Scoping in June and July of 2017. Since that time, the USFS, their contractor AECOM, and other cooperating agencies have continued with their review of the PRO, baseline data and public comments, defining potential alternatives and analyzing them, and reviewing additional information they requested and which Midas Gold Idaho has provided. In response to agency comments and, based on the results of analysis of potential outcomes modelled by Midas Gold Idaho, Midas Gold Idaho modified a number of Project components in order to reduce Project footprint, improve water quality and enhance habitat. This modified PRO (“ModPRO”) is being considered alongside other alternatives being assessed by the regulators under NEPA.

Under NEPA, regulators need to ensure that they meet the regulatory requirements to support a robust and defensible Record of Decision. During the review process, regulators filed 127 requests for additional information (“RFAI”) in order to evaluate the thoroughness of the environmental impact analysis and have received tens of thousands of pages of additional data and analysis to aid in their careful consideration of the proposed plan and various alternative development scenarios, including those set out in the ModPRO. In January and April 2019, the USFS had pushed back the release of the Draft EIS, in part because of the government shutdown and in order to accommodate thorough and comprehensive evaluations of the information provided in the ModPRO and in response to information provided under the RFAIs.

“Our team is working hard to design, permit and build a modern mining project that can be profitable and have a positive impact on the local community and environment,” said Laurel Sayer, CEO of Midas Gold Idaho. “We appreciate the painstaking review by the USFS because we know it will make our project better. In fact, through the permitting process, we have been able to identify multiple refinements to our initial proposal that reduce the project impact and improve environmental outcomes, including those detailed in the modified PRO. We are proud of the work we have completed and look forward to moving into the next phase of permitting. We appreciate the USFS and other regulator’s commitment to the maintain the permitting timeline as they complete their review.”

Next Steps in the Regulatory Process

The USFS, on behalf of the various regulatory agencies, is currently completing the alternatives assessment and environmental analysis as required by NEPA. This is the core of the review process and provides the basis for drafting of the Draft EIS, which is currently being prepared.

The next opportunity for public review and comment will come when the agencies release the Draft EIS, which is currently anticipated to take place late Q4 2019, with a 45-day public comment period to commence following publication of the Draft EIS. After the comment period, the USFS and cooperating agencies would produce the Final EIS and a Draft ROD as well as addressing public comments received on the Draft EIS. Upon publication of the Final EIS, there would be a period for objections and resolution before a Final ROD is published. A positive final decision would allow Midas Gold Idaho to seek the issuance of the final permits that are dependent on the ROD being issued.

Feasibility Study Status

Midas Gold Idaho’s technical team and consultants continue to advance their work on a feasibility study for the Stibnite Gold Project, which will be completed following the issuance of the Draft EIS to ensure that any Project components in the Draft EIS are addressed in the study. While substantially all of the work related to mineral resource estimation, metallurgy, geotechnical, infrastructure (including road access, powerline, tunnel design) and other aspects of the Project needed to support a feasibility study is well advanced, finalization of the design and estimating of capital and operating costs and the actual feasibility study are awaiting completion of various ongoing optimization studies and the Draft EIS.

As previously disclosed, the feasibility study looks to incorporate the results of a number of Project optimizations, including updated mineral resource estimates, results of optimized metallurgy and processing, optimized layout and plant design, and other considerations. A number of these optimizations are focused on reducing potential environmental effects and impacts from mine redevelopment, and to enhancing the restoration of the site to ensure a healthy, sustainable ecosystem during and after operations. The extended permitting schedule, resulting from the delays announced in late 2018 and early 2019, does provide the opportunity to undertake certain value engineering exercises, where deemed appropriate, and to include the results of such evaluations in the feasibility study. As part of this Project optimization process, Midas Gold’s personnel and its consultants are also working to optimize various aspects of the Project, including mine planning, scheduling and stockpiling, plant layout and water management strategies.

Litigation Update

On or before October 18, 2019, Midas Gold Idaho will file its initial response to the lawsuit filed by the Nez Perce Tribe under the Clean Water Act, which litigation was discussed in the news release dated June 7, 2019. Before the action was filed, the Company was engaged, and continues to be, in negotiations with the United States Environmental Protection Agency, the State of Idaho and the United States Forest Service to further address site legacy conditions under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), issues that the Company did not create. Midas Gold Idaho continues to believe that, instead of litigation, the best solution for the site is for all stakeholders to work together to implement the comprehensive reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, are focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including, but not limited to, actions to be taken by the USFS, the State of Idaho and other government agencies and regulatory bodies; the anticipated permitting schedule; next steps in the regulatory process; and potential timing for completion of a feasibility study. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under the NEPA (including a joint review process involving the USFS, the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and EIS will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under the NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to the outcome of potential litigation; risks related to opposition to the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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